Exhibit 99.1
Heather Harding Named Luxfer Chief Financial Officer
SALFORD, England-(BUSINESS WIRE)-Luxfer Holdings PLC (NYSE: LXFR), a global materials technology company, announced today that Heather Harding has been appointed chief financial officer. She will assume the position on January 1, 2018, and operate from an office in the U.S.
Over the past 25 years, Mrs. Harding has held finance leadership roles of increasing responsibility in global industrial companies. Most recently, she served as vice president, finance, for Eaton Lighting, a business unit of Eaton Corporation. Prior to that, she was vice president, finance, for various operating units within Cooper Industries and Emerson Electric. A certified public accountant, Mrs. Harding received a Bachelor of Science in accounting from Southern Illinois University at Carbondale.
Luxfer Chief Executive Officer Alok Maskara said: “I am delighted to welcome Heather to Luxfer. Her experience and leadership skills will add to the strength of the existing talent at Luxfer.”
Mrs. Harding added: “I am excited to be joining Luxfer, a company with strong potential for growth and value creation. I look forward to becoming part of the team and contributing to the success of the business.”
Forward-looking statements
This press release may include predictions, estimates or other information that might be considered forward-looking. Such statements are based on information believed to be reliable at the date of release and remain subject to certain risks and uncertainties. No representation or guarantee is given as to the actual results that will occur and no warranty is provided that circumstances have not changed since the information was supplied. Luxfer undertakes no obligation to revise or publicly release results of any revision to these forward-looking statements in light of new information or future events. You should also review the full discussion of forward-looking statements and risk factors in the most recent Luxfer annual report on Form 20-F.
About Luxfer
Luxfer Holdings PLC is an industrial manufacturer of technologically advanced lightweight, high-strength, corrosion-resistant alloys, composites and specialty materials for a wide range of applications in aerospace, industrial, defense, safety and healthcare. Luxfer listed on the NYSE in October 2012 under the symbol LXFR.
Contacts
Dan Stracner, 951-341-2375
investor.relations@luxfer.com